Unaudited Interim Consolidated Financial Statements of
Algonquin Power & Utilities Corp.
For the quarters ended March 31, 2014 and 2013

Algonquin Power & Utilities Corp.
Unaudited Interim Consolidated Balance Sheets

(thousands of Canadian dollars)
	March 31, 2014	December 31, 2013
ASSETS
Current assets:
Cash and cash equivalents	$31,734	$13,839
Accounts receivable, net (note 4)	204,940	160,636
Natural gas in storage	6,439	25,609
Supplies and consumables inventory	8,696	7,924
Regulatory assets (note 5)	61,533	34,643
Prepaid expenses	11,334	11,341
Notes receivable (note 6)	614	598
Deferred tax asset	5,570	19,652
Income tax receivable	390	379
Derivative instruments (note 20)	4,784	9,176
Assets held for sale (note 12)	24,575	23,927
	360,609	307,724
Property, plant and equipment	2,861,378	2,708,704
Intangible assets	55,611	54,416
Goodwill	87,982	84,647
Regulatory assets (note 5)	155,047	155,705
Derivative instruments (note 20)	18,210	27,123
Long-term investments and notes receivable (note 6)	31,914	32,746
Deferred non-current income tax asset (note 3(a))	61,742	86,632
Other assets	20,200	18,784
	$3,652,693	$3,476,481

Algonquin Power & Utilities Corp.
Unaudited Interim Consolidated Balance Sheets

(thousands of Canadian dollars)
	March 31, 2014	December 31, 2013
LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$13,661	$14,489
Accrued liabilities	148,272	146,338
Dividends payable	17,935	17,535
Regulatory liabilities (note 5)	22,792	21,632
Long-term liabilities (note 7)	8,647	8,339
Pension and other post-employment benefits	338	305
Other long-term liabilities	7,994	7,451
Advances in aid of construction	1,287	1,239
Derivative instruments (note 20)	3,937	2,492
Environmental obligations (note 18(a)(ii))	14,116	10,111
Preferred shares series C	1,109	1,038
Liabilities held for sale (note 12)	1,774	1,471
Income tax liability	6,267	5,159
Deferred credits	7,778	7,778
Deferred income tax liability	336	2,308
	256,243	247,685
Long-term liabilities (note 7)	1,400,709	1,247,249
Advances in aid of construction	80,886	77,697
Regulatory liabilities (note 5)	98,801	101,657
Deferred income tax liability	143,835	137,153
Derivative instruments (note 20)	26,138	13,729
Deferred credits	13,738	17,115
Pension and other post-employment benefits	73,580	70,532
Environmental obligation (note 18(a)(ii))	58,938	59,444
Other long-term liabilities	21,380	20,492
Preferred shares Series C	17,722	17,767
	1,935,727	1,762,835
Equity:
Preferred shares (note 9(b))	213,997	116,546
Common shares (note 9(a))	1,355,088	1,351,264
Additional paid-in capital (note 3(a))	30,067	7,313
Deficit	(471,840)	(488,406)
Accumulated other comprehensive income/(loss) (note 10)	13,002	(31,410)
Total Equity attributable to shareholders of Algonquin Power & Utilities Corp.	1,140,314	955,307
Non-controlling interests (note 3(a))	320,409	510,654
Total Equity	1,460,723	1,465,961
Commitments and contingencies (note 18)
Subsequent events (notes 9 and 12)
	$3,652,693	$3,476,481
See accompanying notes to unaudited interim consolidated financial statements

Algonquin Power & Utilities Corp.
Unaudited Interim Consolidated Statements of Operations

(thousands of Canadian dollars, except per share amounts)	Three months ended March 31
	2014	2013
Revenue
Regulated electricity sales and distribution	$58,164	$42,855
Regulated gas sales and distributions	207,863	90,089
Regulated water reclamation and distribution	14,641	12,066
Non-regulated energy sales	58,400	46,929
Other revenue	4,449	1,381
	343,517	193,320
Expenses
Operating	68,997	43,045
Regulated electricity purchased	34,180	26,003
Regulated gas purchased	139,467	59,050
Non-regulated fuel for generation	9,836	5,024
Depreciation of property, plant and equipment	26,895	20,953
Amortization of intangible assets	1,079	1,039
Administrative expenses	7,727	4,860
Gain on foreign exchange	(1,756)	(484)
	286,425	159,490
Operating income from continuing operations	57,092	33,830
Interest expense	16,199	12,199
Interest, dividend income and other income	(2,194)	(2,219)
Gain on asset disposal	(322)	—
Write down on note receivable	698	—
Acquisition-related costs	273	493
Gain on derivative financial instruments (note 20(b)(iv))	(363)	(1,386)
	14,291	9,087
Earnings from continuing operations before income taxes	42,801	24,743
Income tax expense (note 15)
Current	1,143	190
Deferred	10,727	6,158
	11,870	6,348
Earnings from continuing operations	30,931	18,395
Income/(loss) from discontinued operations net of tax (note 12)	273	(1,149)
Net earnings	31,204	17,246
Net loss attributable to non-controlling interests	(4,648)	(1,964)
Net earnings attributable to shareholders of Algonquin Power & Utilities Corp.	$35,852	$19,210
Basic net earnings per share from continuing operations (note 16)	$0.16	$0.09
Basic net earnings/(loss) per share from discontinued operations (note 16)	—	(0.01)
Basic net earnings per share (note 16)	0.17	0.09
Diluted net earnings per share from continuing operations (note 16)	0.16	0.09
Diluted net earnings/(loss) per share from discontinued operations (note 16)	—	(0.01)
Diluted net earnings per share (note 16)	$0.16	$0.09
See accompanying notes to unaudited interim consolidated financial statements

Algonquin Power & Utilities Corp.
Unaudited Interim Consolidated Statements of Comprehensive Income (Loss)

(thousands of Canadian dollars)	Three months ended March 31
	2014	2013
Net earnings	$31,204	$17,246
Other comprehensive income (loss):
Foreign currency translation adjustment, net of tax $nil and $149, respectively (notes 20(b)(iii) and 20(c))	23,556	25,344
Change in fair value of cash flow hedge, net of tax recovery of $3,868 and $738, respectively (note 20(b)(ii))	11,924	1,201
Change in unrealized pension and other post-retirement expense, net of tax expense of $207 and tax recovery of $5, respectively (note 8)	(450)	13
Other comprehensive income (loss), net of tax	35,030	26,558
Comprehensive income	66,234	43,804
Comprehensive income attributable to the non-controlling interests	9,542	9,619
Comprehensive income attributable to shareholders of Algonquin Power & Utilities Corp.	$56,692	$34,185
See accompanying notes to unaudited interim consolidated financial statements

Algonquin Power & Utilities Corp.
Unaudited Interim Consolidated Statement of Equity
(thousands of Canadian dollars)

For the three months ended March 31, 2014
	Common Shares	Preferred Shares	Additional paid-in capital	Accumulated Deficit	Accumulated OCI	Non- controlling interests	Total
Balance, December 31, 2013	$1,351,264	$116,546	$7,313	$(488,406)	$(31,410)	$510,654	$1,465,961
Net earnings/(loss)				35,852		(4,648)	31,204
Other comprehensive income					20,840	14,190	35,030
Dividends declared and distributions to non-controlling interests				(15,618)		(2,967)	(18,585)
Dividends and issuance of shares under dividend reinvestment plan	3,668			(3,668)			—
Contributions received from non-controlling interests	—	—	—	—	—	8,976	8,976
Issuance of common shares under employee share purchase plan	156			—			156
Share-based compensation			341				341
Preferred Series D shares, net of costs (note 9(b))		97,451		—			97,451
Acquisition of non-controlling interest (notes 3(a))			22,413	—	23,572	(205,796)	(159,811)
Balance, March 31, 2014	$1,355,088	$213,997	$30,067	$(471,840)	$13,002	$320,409	$1,460,723

See accompanying notes to unaudited interim consolidated financial statements

Algonquin Power & Utilities Corp.
Unaudited Interim Consolidated Statements of Cash Flows

(thousands of Canadian dollars)	Three months ended March 31
	2014	2013
Cash provided by (used in):
Operating Activities:
Net earnings from continuing operations	$30,931	$18,395
Adjustments and items not affecting cash:
Depreciation of property, plant and equipment	26,895	20,953
Amortization of intangible assets	1,079	1,039
Other amortization	391	576
Deferred taxes	10,727	6,158
Unrealized loss/(gain) on derivative financial instruments	3,113	(1,144)
Share-based compensation	341	420
Cost of equity funds used for construction purposes	(516)	—
Pension and post retirement expense	(236)	760
Write down of note receivable	698	—
Changes in non-cash operating items (note 19)	(58,203)	(50,995)
Changes in non-cash operating items from discontinued operations (note 19)	(193)	(954)
Cash provided/(used) in discontinued operations (note 12)	(192)	108
	14,835	(4,684)
Financing Activities:
Cash dividends on common shares	(13,875)	(12,413)
Cash dividends on preferred shares	(1,350)	(1,350)
Cash contributions from non-controlling interests	8,976	—
Cash distributions to non-controlling interests	(2,967)	(178)
Issuance of common shares	156	29,426
Issuance of preferred shares, net of costs	96,533	—
Deferred financing costs	(1,309)	(314)
Increase in long-term liabilities	415,641	28,612
Decrease in long-term liabilities	(293,786)	(44,727)
Increase in advances in aid of construction	251	150
Decrease in other long-term liabilities	321	(756)
	208,591	(1,550)
Investing Activities:
Decrease in restricted cash	(917)	(194)
Increase in other assets	(487)	(1,697)
Distributions received in excess of equity income	143	314
Receipt of principal on notes receivable	77	70
Additions to property, plant and equipment	(76,898)	(16,408)
Acquisitions of operating entities	(648)	(12,703)
Acquisition of non-controlling interest (note 3(a))	(127,260)	—
	(205,990)	(30,618)
Effect of exchange rate differences on cash	459	579
Increase/(decrease) in cash and cash equivalents	17,895	(36,273)
Cash and cash equivalents, beginning of the period	13,839	53,122
Cash and cash equivalents, end of the period	$31,734	$16,849

Supplemental disclosure of cash flow information:	2014	2013
Cash paid during the period for interest expense	$18,969	$13,217
Cash paid during the period for income taxes	$88	$283
Non-cash transactions
Property, plant and equipment acquisitions in accruals	$13,213	$6,564
See accompanying notes to unaudited interim consolidated financial statements

ALGONQUIN POWER & UTILITIES CORP.
Notes to the Unaudited Interim Consolidated Financial Statements
Three months ended March 31, 2014 and 2013
(in thousands of Canadian dollars except as noted and amounts per share)

Algonquin Power & Utilities Corp. (“APUC” or the “Company”) is an incorporated entity under the Canada Business Corporations Act. APUC’s principal activity is the ownership of power generation facilities and water, gas and electric utilities, through investments in securities of subsidiaries including corporations, limited partnerships and trusts which carry on these businesses.
APUC’s power generation business unit conducts business under the name Algonquin Power Co. (“APCo”). APCo owns or has interests in renewable energy facilities and thermal energy facilities. APUC’s Utility Services business unit conducts business under the name of Liberty Utilities Co. (“Liberty Utilities”). Liberty Utilities operates a portfolio of utilities in the United States of America providing electric, natural gas, water distribution or wastewater services.

1.	Significant accounting policies
Basis of preparation
The accompanying unaudited interim consolidated financial statements and accompanying notes have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”) and Article 10 of Regulation S-X provided by the Securities and Exchange Commission (“SEC”).
The significant accounting policies applied to these unaudited interim consolidated financial statements of APUC are consistent with those disclosed in the audited consolidated financial statements of APUC for the year ended December 31, 2013 except for adopted accounting policies described in note 2.
APUC's operating results are subject to seasonal fluctuations that could materially impact quarter-to-quarter operating results and, thus, one quarter's operating results are not necessarily indicative of a subsequent quarter's operating results. APUC’s hydroelectric energy assets are primarily “run-of-river” and as such fluctuate with the natural water flows. During the winter and summer periods, flows are generally slower, while during the spring and fall periods flows are heavier. APUC’s water and wastewater utility assets’ revenues fluctuate depending on the demand for water. During drier, hotter periods of the year, which occurs generally in the summer, demand for water is typically higher than during cooler, wetter periods of the year. During the winter period, natural gas distribution utilities experience higher demand than during the summer period. Different electrical distribution utilities can experience higher or lower demand in the summer or winter depending on the specific regional weather, industry characteristics and existence of a decoupling mechanism.

ALGONQUIN POWER & UTILITIES CORP.
Notes to the Unaudited Interim Consolidated Financial Statements
Three months ended March 31, 2014 and 2013
(in thousands of Canadian dollars except as noted and amounts per share)

2.     Recently issued accounting pronouncements

(a)	Recently adopted accounting pronouncements
The FASB issued ASU 2013-11, Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists. This newly issued accounting standard requires an entity to present an unrecognized tax benefit, or a portion of an unrecognized tax benefit as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, except in some specific situations. The adoption of this standard did not have an impact the Company’s financial position or results of operations.
The FASB issued ASU 2013-10, Derivatives and Hedging (Topic 815): Inclusion of the Fed Funds Effective Swap Rate (or Overnight Index Swap Rate) as a Benchmark Interest Rate for Hedge Accounting Purposes. This newly issued accounting standard permits the Fed Funds Effective Swap Rate (OIS) to be used as a U.S. benchmark interest rate for hedge accounting purposes under Topic 815, in addition to interest rates on direct Treasury obligations of the U.S. government and the London Interbank Offered Rate. The amendments also remove the restriction on using different benchmark rates for similar hedges. The adoption of this standard did not have an impact on the Company’s financial position or results of operations.
The FASB issued ASU 2013-04, Liabilities (Topic 405): Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation Is Fixed at the Reporting Date. This newly issued accounting standard provides guidance for the recognition, measurement, and disclosure of obligations resulting from joint and several liability arrangements for which the total amount of the obligation within the scope of this guidance is fixed at the reporting date, except for obligations addressed within existing guidance in U.S. GAAP. Examples of obligations within the scope of this update include debt arrangements, other contractual obligations, and settled litigation and judicial rulings. The adoption of this standard did not have an impact on the Company’s financial position or results of operations.

(b)	Recent accounting pronouncements not yet adopted
The FASB issued ASU 2014-08 Presentation of Financial Statements (Topic 205) and Property, Plant and Equipment (Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity. This newly issued accounting standard raises the threshold for a disposal to qualify as a discontinued operation and requires new disclosures of both discontinued operations and certain other disposals that do not meet the definition of a discontinued operation. This ASU is required to be applied prospectively for fiscal years and interim periods beginning after December 15, 2014. The adoption of this standard is not expected to have an impact on the Company's financial position or results of operations.

ALGONQUIN POWER & UTILITIES CORP.
Notes to the Unaudited Interim Consolidated Financial Statements
Three months ended March 31, 2014 and 2013
(in thousands of Canadian dollars except as noted and amounts per share)

3.	Business acquisitions and development projects

(a)	Acquisition of non-controlling interest in U.S. Wind farms
On March 31, 2014, APCo acquired the remaining 40% interest in Wind Portfolio SponsorCo, LLC ("SponsorCo") not owned by APCo for approximately U.S. $115,000. SponsorCo indirectly holds the interests in Sandy Ridge, Senate and Minonk Wind acquired in 2012. As a result of the transaction, APCo now owns 100% of SponsorCo resulting in the elimination of the non-controlling interest in respect of the Class B partnership units of SponsorCo as follows:

Elimination of non-controlling interest in Class B partnership units	$205,796
Non-controlling interest portion of currency translation adjustment recorded to AOCI	(21,029)
Non-controlling interest portion of unrealized gain on cash flow hedges recorded to AOCI	(2,543)
Decrease in deferred tax asset	(32,551)
Additional paid-in capital	(22,413)
Cash	$127,260

(b)	Acquisition of New England Gas System
On December 20, 2013, Liberty Utilities acquired certain regulated natural gas distribution utility assets (the “New England Gas System”) located in the State of Massachusetts. Total purchase price for the New England Gas System, net of the debt assumed, is approximately $63,693 (U.S. $59,637), subject to certain working capital and other closing adjustments.
The following table summarizes the preliminary determination of the fair value of the assets acquired and liabilities assumed at the acquisition date:

Working capital	$8,263
Property, plant and equipment	83,022
Regulatory assets	47,632
Other assets	112
Long-term debt	(25,349)
Regulatory liabilities	(10,095)
Pension and OPEB	(25,374)
Environmental obligation	(12,877)
Deferred income tax liability, net	(1,158)
Other liabilities	(483)
Total net assets acquired	$63,693
The Company has not completed the fair value measurements of the assets acquired and liabilities assumed. Currently, the determination of the fair value has been based upon management’s preliminary estimates of final closing adjustments, certain estimates and assumptions with respect to the fair values of the assets acquired and liabilities assumed. The Company will continue to review information and perform further analysis prior to finalizing the fair value of the consideration paid and the fair value of the assets acquired and liabilities assumed. The actual fair values of the assets acquired and liabilities assumed may differ from the amounts above. The table above reflects an increase of U.S. $537 to the purchase price estimated on acquisition to reflect the latest information available.

ALGONQUIN POWER & UTILITIES CORP.
Notes to the Unaudited Interim Consolidated Financial Statements
Three months ended March 31, 2014 and 2013
(in thousands of Canadian dollars except as noted and amounts per share)

3.	Business acquisitions and development projects (continued)

(b)	Acquisition of New England Gas System (continued)

Property, plant and equipment are amortized in accordance with regulatory requirements over the estimated useful life of the assets using the straight line method. The weighted average useful life of New England Gas System assets is 31 years.
All costs related to the acquisition have been expensed through the consolidated statements of operations.
New England Gas System contributed revenue of $48,581 and net earnings of $11,994 to the Company’s consolidated financial results for three months ended March 31, 2014.

(c)	Acquisition of Shady Oaks Wind Facility
Effective January 1, 2013, APCo acquired the 109.5 megawatt (“MW”) Shady Oaks wind powered generating facility (“Shady Oaks Wind Facility”). The purchase agreement provides for final purchase price adjustments based on working capital at the acquisition date, energy generated by the project and basis differences between the relevant node and hub prices which are expected to be finalized in the third quarter of 2014. Changes in measurement of the final purchase price adjustment subsequent to December 31, 2013, the end of the business combination measurement period, are recorded in current period operations. To that effect, a gain of U.S. $643 was recognized in the three month period ended March 31, 2014.

(d)	Development of solar energy project
On January 4, 2012, APCo acquired rights to develop a 10 MWac solar project located near Cornwall, Ontario which has been granted a Feed-in-Tariff contract by the Ontario Power Authority for a 20 year term at a rate of $443/MWh. As at March 31, 2014, the Company has invested $38,845 in the development and construction of the solar energy project which is recorded as property, plant and equipment, as well as additional amounts related to development rights and other intangibles, for a total investment of $44,707. The facility commenced commercial operations on March 27, 2014.

4.	Accounts receivable
Accounts receivable as of March 31, 2014 includes unbilled revenue of $44,575 (December 31, 2013 - $45,274) from the Company's regulated utilities. Accounts receivable as at March 31, 2014 is presented net of allowance for doubtful accounts of $12,366 (December 31, 2013 - $8,461).

5.	Regulatory matters
The Company’s regulated utility operating companies are subject to regulation by the public utility commissions of the states in which they operate. The respective public utility commissions have jurisdiction with respect to rate, service, accounting policies, issuance of securities, acquisitions and other matters. These utilities operate under cost-of-service regulation as administered by these state authorities. The Company`s regulated utility operating companies are accounted for under the principles of U.S. Financial Accounting Standards Board ASC Topic 980 Regulated Operations (“ASC 980”). Under ASC 980, regulatory assets and liabilities that would not be recorded under U.S. GAAP for non-regulated entities are recorded to the extent that they represent probable future revenues or expenses associated with certain charges or credits that will be recovered from or refunded to customers through the rate setting process.
At any given time, Liberty Utilities can have several regulatory proceedings underway. The financial effects of these proceedings are reflected in the financial statements based on regulatory approval obtained to the extent that there is a financial impact during the applicable reporting period.

ALGONQUIN POWER & UTILITIES CORP.
Notes to the Unaudited Interim Consolidated Financial Statements
Three months ended March 31, 2014 and 2013
(in thousands of Canadian dollars except as noted and amounts per share)

5.	Regulatory matters (continued)
On January 22, 2014, the Granite State Electric System entered a settlement with the New Hampshire Public Utilities Commission Staff in connection with its rate application filed on March 29, 2013. The settlement will provide for a rate increase of U.S. $10,875 consisting of U.S. $9,760 in base rates and an additional U.S. $1,115 for incremental capital expended after the test year.  In addition, the settlement allows for a one time recovery of rate case expenses of  U.S. $390.  The settlement was approved on March 17, 2014 with the new permanent rates effective as of April 1, 2014 for effect with service rendered on and after July 1, 2013.
Regulatory assets and liabilities consist of the following:

	March 31, 2014	December 31, 2013
Regulatory assets
Environmental costs	$87,601	$80,438
Pension and post-employment benefits	59,569	64,997
Energy costs adjustment	41,351	20,495
Storm costs	5,310	5,437
Debt premium	4,615	4,504
Rate case costs	3,390	3,119
Vegetation management	2,301	2,297
Rate adjustment mechanism	2,891	28
Asset retirement obligation	1,547	1,468
Tax related	3,354	2,995
Other	4,651	4,570
Total regulatory assets	$216,580	$190,348
Less current regulatory assets	(61,533)	(34,643)
Non-current regulatory assets	$155,047	$155,705

Regulatory liabilities
Cost of removal	$71,807	$68,698
Rate-base offset	23,217	25,082
Energy costs adjustment	17,730	17,394
Pension and post-employment benefits	1,259	6,770
Rate adjustment mechanism	1,640	1,681
Tax related	138	133
Other	5,802	3,531
Total regulatory liabilities	$121,593	$123,289
Less current regulatory liabilities	(22,792)	(21,632)
Non-current regulatory liabilities	$98,801	$101,657

ALGONQUIN POWER & UTILITIES CORP.
Notes to the Unaudited Interim Consolidated Financial Statements
Three months ended March 31, 2014 and 2013
(in thousands of Canadian dollars except as noted and amounts per share)

6.	Long-term investments and notes receivable
Long-term investments and notes receivable consist of the following:

	March 31, 2014	December 31, 2013
Long-term investments
32.4% of Class B non-voting shares of Kirkland Lake Power Corp.	$4,926	$4,851
25% of Class B non-voting shares of Cochrane Power Corporation	3,772	3,772
50% interest in the Valley Power Partnership	1,500	1,718
Other	338	325
Total long-term investments	$10,536	$10,666

Notes Receivable
Red Lily Senior loan, interest at 6.31%	$11,588	$11,588
Red Lily Subordinated loan, interest at 12.5%	6,565	6,565
Chapais Énergie, Société en Commandite interest at 10.789% and 4.91%, respectively	1,090	1,928
Silverleaf resorts loan, interest at 15.48% maturing July 2020	2,234	2,149
Other	515	448
	21,992	22,678
Less: current portion	(614)	(598)
Total long-term notes receivable	$21,378	$22,080
Total long-term investments and notes receivable	$31,914	$32,746

ALGONQUIN POWER & UTILITIES CORP.
Notes to the Unaudited Interim Consolidated Financial Statements
Three months ended March 31, 2014 and 2013
(in thousands of Canadian dollars except as noted and amounts per share)

7.	Long-term liabilities
Long-term liabilities consist of the following:

	March 31, 2014	December 31, 2013
APCo
Revolving credit facility	$105,128	$124,570
Senior unsecured notes	484,500	284,757
Senior Debt - Shady Oaks Wind Facility	90,651	129,759
Senior Debt - Long Sault Hydro Facility	36,879	37,143
Senior Debt - Sanger Thermal Facility:	21,225	20,421
Senior Debt - Chuteford Hydro Facility:	3,323	3,417
Liberty Utilities
Revolving credit facility	75,395	85,620
Senior unsecured notes - Liberty Utilities Co.	403,508	388,214
Senior unsecured notes - Calpeco Electric System	77,385	74,452
Senior unsecured notes - Liberty Water Co	55,275	53,180
First mortgage bonds - New England Gas System	26,180	25,244
Senior unsecured notes - Granite State Electric System	16,583	15,954
IDA Bonds - LPSCo Water System	12,112	11,668
Loans - Bella Vista Water System	1,212	1,189
	$1,409,356	$1,255,588
Less: current portion	(8,647)	(8,339)
	$1,400,709	$1,247,249

APCo
On January 17, 2014, APCo issued $200,000 senior unsecured debentures bearing interest at 4.65% and with a maturity date of February 15, 2022. The debentures were sold at a price of $99.864 per $100.00 principal amount. Interest payments is payable on February 15 and August 15 each year, commencing on February 15, 2014. APCo incurred deferred financing costs of $1,282, which are being amortized to interest expense over the term of the loan using the effective interest rate method. Concurrent with the offering, APCo entered into a cross currency swap, coterminous with the debentures, to economically convert the Canadian dollar denominated offering into U.S. dollars. APCo designated the entire notional amount of the cross currency fixed for fixed interest rate swap and related short-term USD payables created by the monthly accruals of the swap settlement as a hedge of the foreign currency exposure of its net investment in APCo’s U.S. operations. The gain or loss related to the fair value changes of the swap and the related foreign currency gains and losses on the USD accruals that are designated as, and are effective as, an economic hedge of the net investment in a foreign operation are reported in the same manner as the translation adjustment (in other comprehensive income) related to the net investment.

ALGONQUIN POWER & UTILITIES CORP.
Notes to the Unaudited Interim Consolidated Financial Statements
Three months ended March 31, 2014 and 2013
(in thousands of Canadian dollars except as noted and amounts per share)

8.	Pension and other post-employment benefits
The following tables list the components of net benefit costs for the pension plans and other post-employment benefits ("OPEB") recorded as part of administrative expenses in the consolidated statements of operations. The employee benefit costs related to business acquired are recorded in the consolidated statements of operations from the date of acquisition.

	Pension benefits
	Three months ended March 31,
	2014	2013
Service cost	$1,298	$625
Interest cost	2,044	962
Expected return on plan assets	(2,479)	(908)
Amortization of net actuarial (gain)/loss	(85)	3
Amortization of net regulatory assets/liabilities	498	$120
Net benefit cost	$1,276	$802

	OPEB
	Three months ended March 31,
	2014	2013
Service cost	$527	$288
Interest cost	541	306
Expected return on plan assets	(158)	(147)
Amortization of net actuarial (gain)/loss	(158)	9
Amortization of net regulatory assets/liabilities	43	$51
Net benefit cost	$795	$507

9.	Shareholders’ capital

(a)	Common shares
Number of common shares:

2014
Common shares, beginning of period	206,348,985
Issuance of shares under the dividend reinvestment and employee share purchase plans	518,085
Common shares, end of period	206,867,070

ALGONQUIN POWER & UTILITIES CORP.
Notes to the Unaudited Interim Consolidated Financial Statements
Three months ended March 31, 2014 and 2013
(in thousands of Canadian dollars except as noted and amounts per share)

9.	Shareholders’ capital (continued)

(b)	Preferred shares
On March 5, 2014, APUC issued 4,000,000 Series D Preferred shares, at a price of $25 per share, for aggregate proceeds of $100,000 before issuance costs of $3,467 or $2,549 net of taxes.
The holders of the Series D preferred shares are entitled to receive fixed cumulative preferential dividends at an annual rate of $1.25 per share, payable quarterly, as and when declared by the Board of Directors of APUC (the “Board”). The Series D Preferred shares yield 5.0% annually for the initial five-year period up to, but excluding March 31, 2019, with the first dividend payment occurring June 30, 2014. The dividend rate will reset on March 31, 2019, and every five years thereafter at a rate equal to the then five-year Government of Canada bond yield plus 3.28%. The Series D preferred shares are redeemable at $25 per share at the option of the Company on March 31, 2019, and on March 31 of every fifth year thereafter. The holders of Series D Preferred shares have the right to convert their shares into Cumulative Floating Rate Preferred shares, Series E (“the Series E Preferred shares”), subject to certain conditions, on March 31, 2019, and on March 31 of every fifth year thereafter. The Series E Preferred shares carry the same features as the Series D Preferred shares, except that holders will be entitled to receive quarterly floating-rate cumulative dividends, as and when declared by the Board, at a rate equal to the then ninety-day Government of Canada treasury bill yield plus 3.28%. The holders of Series E Preferred shares will have the right to convert their shares back into Series D Preferred shares on March 31, 2019, and on March 31 of every fifth year thereafter. The Series D Preferred shares and the Series E Preferred shares do not have a fixed maturity date and are not redeemable at the option of the holders thereof.

(c)	Share-based compensation
During the three months ended March 31, 2014, 8,287 Deferred Share Units (“DSU”) were issued pursuant to the election of the Directors to defer a percentage of their 2014 Director’s fee in the form of DSUs.
For the three months ended March 31, 2014, APUC recorded $420 (2013 - $424) in total share-based compensation expense. No tax deduction was realized in the current year. The compensation expense is recorded as part of administrative expenses in the unaudited interim consolidated statements of operations. The portion of share-based compensation costs capitalized as cost of construction is insignificant.
As at March 31, 2014, total unrecognized compensation costs related to non-vested options and share unit awards were $1,442 and $71, respectively and are expected to be recognized over a period of 1.36 and 0.75 years, respectively.

ALGONQUIN POWER & UTILITIES CORP.
Notes to the Unaudited Interim Consolidated Financial Statements
Three months ended March 31, 2014 and 2013
(in thousands of Canadian dollars except as noted and amounts per share)

10.	Accumulated other comprehensive loss
Accumulated other comprehensive loss is comprised of the following balances, net of tax:

	Foreign currency cumulative translation	Unrealized gain on cash flow hedges	Pension and post-retirement actuarial loss	Total
Balance, January 1, 2013	$(105,957)	$3,596	$(2,506)	$(104,867)
Other comprehensive income before reclassifications	48,486	10,357	16,698	75,541
Amounts reclassified from accumulated other comprehensive income	—	(2,113)	29	(2,084)
Net current period other comprehensive income	48,486	8,244	16,727	73,457
Balance, December 31, 2013	$(57,471)	$11,840	$14,221	$(31,410)
Other comprehensive income (loss) before reclassifications	27,232	(7,996)	—	19,236
Amounts reclassified from accumulated other comprehensive loss	—	2,054	(450)	1,604
Net current period other comprehensive income	27,232	(5,942)	(450)	20,840
Acquisition of non-controlling interest in U.S. Wind farms (note 3(a))	21,029	2,543	—	$23,572
Balance, March 31, 2014	$(9,210)	$8,441	$13,771	$13,002

11.	Cash dividends
All dividends of the Company are made on a discretionary basis as determined by the Board of the Company. For the three months ended March 31, 2014, the Company declared dividends to shareholders on common shares totaling $17,584 (2013 - $15,847 ) or $0.0850 per common share (2013 - $0.0775 per common share). The Board declared a dividend on the Company’s common shares of $0.0850 per share payable on January 15, 2014 to the shareholders of record on March 31, 2014.
For the three months ended March 31, 2014, the Company declared and paid dividends to Preferred Share, Series A holders totaling $1,350 (2013 - $1,350 ) or $0.28125 per Series A Preferred share (2013 - $0.28125 per Series A Preferred share).
For the three months ended March 31, 2014, the Company declared dividends to Preferred Share, Series D holders totaling $353 (2013 - $Nil) or $0.0882 per Series D Preferred share (2013 - $Nil per Series D Preferred share).

12.	Divestitures

(a)	EFW held for sale

During the second quarter of 2013, the Company initiated a strategic review of the Company’s business plan and opportunities available for its Energy From Waste (“EFW Thermal Facility”) and Brampton Cogeneration Inc. (“BCI Thermal Facility”). As a result of the review, the Company decided to sell the facilities. In  2013, the net assets of EFW and BCI were written down to their estimated fair value less cost of sale which resulted in a write down of the net assets of $56,851 before tax, or $42,538 net of tax of $14,313.

On February 7, 2014, the Company entered into an agreement to sell EFW and BCI Thermal Facilities and the transaction closed subsequent to quarter end, on April 4, 2014 for its estimated fair value.

ALGONQUIN POWER & UTILITIES CORP.
Notes to the Unaudited Interim Consolidated Financial Statements
Three months ended March 31, 2014 and 2013
(in thousands of Canadian dollars except as noted and amounts per share)

12.	Divestitures (continued)

(b)	Sale of U.S. Hydro facilities
On June 29, 2013, APCo sold 9 small U.S. hydroelectric generating facilities that were no longer considered strategic to the ongoing operations of the Company, for gross proceeds of U.S. $23,400 for a gain on sale of U.S. $960, net of tax recovery of U.S. $1,605. The sale of the last small U.S. hydroelectric generating facilities is expected to close in 2014 for U.S. $3,600.

(c)	Results from discontinued operations
The assets of EFW and BCI Thermal Facilities and the small U.S. hydroelectric facilities are presented as assets held for sale on the unaudited interim consolidated balance sheets and the operating results from these facilities are disclosed as discontinued operations on the unaudited interim consolidated financial statements.
The summary of operating results and cash flows from discontinued operations for the three months ended March 31 is as follows:

	2014	2013
Non-regulated energy sales	2,003	3,338
Waste disposal fees	2,122	1,913
Other and interest income	58	159
Operating and administrative expenses	(4,552)	(5,283)
Foreign exchange	49	25
Depreciation of property, plant and equipment	—	(1,554)
Interest expense	(12)	(44)
Gain on sale of assets	140	—
Deposit on sale	130	—
Loss from discontinued operations, before income taxes	(62)	(1,446)
Income tax recovery	335	297
Gain/(loss) from discontinued operations, net of income taxes	273	(1,149)
Add:
Depreciation of property, plant and equipment	—	1,554
Write off of accounts receivable	(130)	—
Income tax recovery	(335)	(297)
Cash provided/(used) in discontinued operations	(192)	108

ALGONQUIN POWER & UTILITIES CORP.
Notes to the Unaudited Interim Consolidated Financial Statements
Three months ended March 31, 2014 and 2013
(in thousands of Canadian dollars except as noted and amounts per share)

12.	Divestitures (continued)

(c)	Results from discontinued operations (continued)
Assets held-for-sale were as follows:

	March 31, 2014	December 31, 2013
Property, plant and equipment	$21,345	$21,193
Accounts receivable and prepaid expenses	3,230	2,734
Total assets held for sale, current	$24,575	$23,927

 Liabilities held-for-sale were as follows:

	March 31, 2014	December 31, 2013
Accounts payable and accrued liabilities	$1,774	$1,471

13.	Related party transactions
A member of the Board of Directors of APUC is an executive at Emera Inc. "Emera". For the three months ended March 31, 2014, the Energy Services Business sold electricity to Maine Public Service Company (“MPS”), a subsidiary of Emera, amounting to U.S. $1,515 (2013 - U.S. $1,635 ). For the three months ended March 31, 2014, Liberty Utilities purchased natural gas amounting to U.S. $2,977 (2013 - $1,331) from Emera for its gas utility customers. Both the sale of electricity to Emera and the purchase of natural gas from Emera followed a public tender process the results of which were approved by the regulator in the relevant jurisdiction.
There were no amounts outstanding related these transactions at the end of the periods.
Ian Robertson and Chris Jarratt ("Senior Executives"), respectively Chief Executive Officer and Vice-Chair of APUC partially own an entity from which APUC leases its head office facilities. Base lease costs for the three months ended March 31, 2014 were $79 (2013 - $84). The current office lease for a portion of its head office facilities expires on December 31, 2015. On January 3, 2014, through a wholly owned subsidiary, APUC acquired a new office facility from a third party . Occupancy is expected to occur in the third quarter of 2014 at which time the currently occupied premises will be subleased to third parties.
The above related party transactions have been recorded at the exchange amounts agreed to by the parties to the transactions.

14.	Non-controlling interests
Net earnings/(loss) attributable to non-controlling interests for the three months ended March 31, 2014 consist of the following:

	2014	2013
Net earnings attributable to Class B partnership units of SponsorCo	$3,483	$3,068
Net loss attributable to Class A partnership units	(8,490)	(5,032)
Other	359	—
Total net loss attributable to non-controlling interests	$(4,648)	$(1,964)

ALGONQUIN POWER & UTILITIES CORP.
Notes to the Unaudited Interim Consolidated Financial Statements
Three months ended March 31, 2014 and 2013
(in thousands of Canadian dollars except as noted and amounts per share)

15.	Income taxes
For the three months ended March 31, 2014, the Company’s overall effective tax rate was different than the statutory rate of 26.50% (2013 - 26.50%) due primarily to recognition of deferred credits, higher tax rates in U.S. subsidiaries, minority interest partner’s tax expenses, inter-corporate dividends, and non deductible expenses.
Included in deferred income tax expense for the three months ended March 31, 2014 is $3,377 (2013- $1,198) related to the recognition of deferred credits from the utilization of deferred income tax assets.

16.	Basic and diluted net earnings per share
Basic and diluted earnings per share have been calculated on the basis of net earnings attributable to the common shareholders of the Company and the weighted average number of common shares outstanding during the year. Diluted net income per share is computed using the weighted-average number of common shares and, if dilutive, potential common shares outstanding during the period. Potential common shares consist of the incremental common shares issuable upon the exercise of stock options, PSUs, DSUs and shareholders’ rights. The dilutive effect of outstanding stock options, PSUs, DSUs and shareholders’ rights is reflected in diluted earnings per share by application of the treasury stock method.
The reconciliation of the net income and the weighted average shares used in the computation of basic and diluted earnings per share for the three months ended March 31, 2014 and 2013 are as follows:

	2014	2013
Net earnings attributable to shareholders of APUC	$35,852	$19,210
Series A preferred shares dividend (note 11)	1,350	1,350
Series D preferred shares dividend (note 11)	353	—
Net earnings attributable to common shareholders of APUC	$34,149	$17,860
Discontinued operations	273	(1,149)
Net earnings attributable to common shareholders of APUC from continuing operations - Basic and Diluted	$33,876	$19,009
Weighted average number of shares
Basic	206,777,996	200,666,444
Dilutive effect of share-based awards	1,156,181	1,035,693
Diluted	207,934,177	201,702,137
The shares potentially issuable as a result of 816,402 stock options (2013 – 885,418) are excluded from this calculation as they are anti-dilutive.

17.	Segmented information
APUC has two business units: APCo which owns or has interests in renewable energy facilities and thermal energy facilities and Liberty Utilities which owns and operates utilities in the United States of America providing water, wastewater and local electric and natural gas distribution services.
Within APCo there are two operating segments: Renewable Energy and Thermal Energy. The Renewable Energy division operates the Company’s hydro-electric, solar energy, and wind power facilities. The Thermal Energy division operates co-generation, energy from waste, steam production and other thermal facilities.
Within Liberty Utilities there are the following operating segments: Liberty Utilities (West), Liberty Utilities (Central) and Liberty Utilities (East). Liberty Utilities (West) is comprised of Calpeco Electric System and the water distribution and wastewater utilities located in Arizona. Liberty Utilities (Central) is comprised of the Midwest Gas System and the water distribution and wastewater utilities located in Arkansas, Texas, Missouri and Illinois. Liberty Utilities (East) is comprised of the New Hampshire Electric and Gas Systems, Peach State Gas System and New England Gas System.
The development activities of APCo are reported under Renewable Energy or Thermal Energy as appropriate. For purposes of evaluating divisional performance, the Company allocates the realized portion of any gains or losses on financial instruments to specific divisions. The unrealized portion of any gains or losses on derivatives instruments not designated in a hedging relationship is not considered in management’s evaluation of divisional performance and is therefore allocated and reported in the corporate segment.
The results of operations and assets for these segments are as follows:

ALGONQUIN POWER & UTILITIES CORP.
Notes to the Unaudited Interim Consolidated Financial Statements
Three months ended March 31, 2014 and 2013
(in thousands of Canadian dollars except as noted and amounts per share)

17.	Segmented information (continued)
Operational segments (continued)

	Three months ended March 31, 2014
	Algonquin Power			Liberty Utilities				Corporate	Total
	Renewable Energy	Thermal Energy	Total	Central	West	East	Total
Revenue
Regulated electricity sales and distribution	$—	$—	$—	$—	$21,730	$36,434	$58,164	$—	$58,164
Regulated gas sales and distribution	—	—	—	43,519	—	164,344	207,863	—	207,863
Regulated water reclamation and distribution	—	—	—	5,051	9,590	—	14,641	—	14,641
Non-regulated energy sales	44,061	14,339	58,400	—	—	—	—	—	58,400
Other revenue	3,001	765	3,766	—	2	681	683	—	4,449
Total revenue	47,062	15,104	62,166	48,570	31,322	201,459	281,351	—	343,517
Operating expenses	22,079	2,316	24,395	7,503	9,497	27,587	44,587	15	68,997
Regulated electricity purchased	—	—	—	—	11,468	22,712	34,180	—	34,180
Regulated gas purchased	—	—	—	30,072	—	109,395	139,467	—	139,467
Non-regulated fuel for generation	—	9,836	9,836	—	—	—	—	—	9,836
	24,983	2,952	27,935	10,995	10,357	41,765	63,117	(15)	91,037
Depreciation of property, plant and equipment	(11,862)	(1,461)	(13,323)	(3,046)	(3,667)	(6,561)	(13,274)	(298)	(26,895)
Amortization of intangible assets	(663)	(229)	(892)	(24)	(163)	—	(187)	—	(1,079)
Administration expenses	(3,303)	(85)	(3,388)	(672)	(1,315)	(1,972)	(3,959)	(380)	(7,727)
Foreign exchange gain	—	—	—	—	—	—	—	1,756	1,756
Interest expense	(8,189)	(381)	(8,570)	(1,413)	(2,184)	(3,454)	(7,051)	(578)	(16,199)
Interest, dividend and other income	388	(183)	205	95	325	403	823	1,166	2,194
Write down on note receivable	—	(698)	(698)	—	—	—	—	—	(698)
Gain on asset disposal	—	322	322	—	—	—	—	—	322
Acquisition related costs	(177)	—	(177)	—	—	(96)	(96)	—	(273)
Gain/(loss) on derivative financial instruments	2,098	—	2,098	—	—	—	—	(1,735)	363
Earnings/(loss) from continuing operations before income taxes	3,275	237	3,512	5,935	3,353	30,085	39,373	(84)	42,801
Earnings/(loss) from discontinued operations before income taxes	(384)	322	(62)	—	—	—	—	—	(62)
Earnings/(loss) before income taxes	$2,891	$559	$3,450	$5,935	$3,353	$30,085	$39,373	$(84)	$42,739
Property, plant and equipment	$1,410,894	$82,939	$1,493,833	$228,944	$397,807	$693,418	$1,320,169	$47,376	$2,861,378
Intangible assets	27,319	5,700	33,019	2,791	19,801	—	22,592	—	55,611
Total Assets held for sale	4,012	20,563	24,575	—	—	—	—	—	24,575
Total assets	1,533,409	162,332	1,695,741	302,629	470,966	1,010,798	1,784,393	172,559	3,652,693
Capital expenditures	11,247	1,434	12,681	5,579	1,771	12,191	19,541	44,676	76,898
Acquisition of operating entities	—	—	—	—	—	648	648	—	648

ALGONQUIN POWER & UTILITIES CORP.
Notes to the Unaudited Interim Consolidated Financial Statements
Three months ended March 31, 2014 and 2013
(in thousands of Canadian dollars except as noted and amounts per share)

17.	Segmented information (continued)
Operational segments (continued)

	Three months ended March 31, 2013
	Algonquin Power			Liberty Utilities				Corporate	Total
	Renewable Energy	Thermal Energy	Total	Central	West	East	Total
Revenue
Regulated electricity sales and distribution	$—	$—	$—	$—	$21,055	$21,800	$42,855	$—	$42,855
Regulated gas sales and distribution	—	—	—	31,169	—	58,920	90,089	—	90,089
Regulated water reclamation and distribution	—	—	—	3,611	8,455	—	12,066	—	12,066
Non-regulated energy sales	38,807	8,122	46,929	—	—	—	—	—	46,929
Other revenue	717	650	1,367	—	14	—	14	—	1,381
Total revenue	39,524	8,772	48,296	34,780	29,524	80,720	145,024	—	193,320
Operating expenses	11,271	2,561	13,832	6,600	9,184	13,429	29,213	—	43,045
Regulated electricity purchased	—	—	—	—	11,571	14,432	26,003	—	26,003
Regulated gas purchased	—	—	—	20,842	—	38,208	59,050	—	59,050
Non-regulated fuel for generation	—	5,024	5,024	—	—	—	—	—	5,024
	28,253	1,187	29,440	7,338	8,769	14,651	30,758	—	60,198
Depreciation of property, plant and equipment	(11,022)	(1,331)	(12,353)	(1,965)	(2,983)	(3,652)	(8,600)	—	(20,953)
Amortization of intangible assets	(663)	(210)	(873)	(20)	(146)	—	(166)	—	(1,039)
Administration expenses	(2,503)	(254)	(2,757)	256	(707)	(469)	(920)	(1,183)	(4,860)
Foreign exchange gain	—	—	—	—	—	—	—	484	484
Interest expense	(6,474)	(593)	(7,067)	(100)	(1,951)	(2,765)	(4,816)	(316)	(12,199)
Interest, dividend and other income	384	244	628	39	639	372	1,050	541	2,219
Acquisition related costs	(77)	—	(77)	(47)	—	(369)	(416)	—	(493)
Gain on derivative financial instruments	437	—	437	—	—	—	—	949	1,386
Earnings/(loss) from continuing operations before income taxes	8,335	(957)	7,378	5,501	3,621	7,768	16,890	475	24,743
(Loss)/gain from discontinued operations before income taxes	688	(2,134)	(1,446)	—	—	—	—	—	(1,446)
Earnings/(loss) before income taxes	$9,023	$(3,091)	$5,932	$5,501	$3,621	$7,768	$16,890	$475	$23,297
Capital expenditures	4,086	180	4,266	7,095	1,430	3,562	12,087	55	16,408
December 31, 2013
Property, plant and equipment	$1,364,843	$79,828	$1,444,671	$215,090	$387,715	$661,228	$1,264,033	$—	$2,708,704
Intangible assets	26,802	5,698	32,500	2,709	19,207	—	21,916	—	54,416
Total Assets held for sale	3,860	20,067	23,927	—	—	—	—	—	23,927
Total assets	1,492,144	116,922	1,609,066	285,555	461,025	927,051	1,673,631	193,784	3,476,481

ALGONQUIN POWER & UTILITIES CORP.
Notes to the Unaudited Interim Consolidated Financial Statements
Three months ended March 31, 2014 and 2013
(in thousands of Canadian dollars except as noted and amounts per share)

18.	Commitments and contingencies

(a)	Contingencies
APUC and its subsidiaries are involved in various claims and litigation arising out of the ordinary course and conduct of its business. Although such matters cannot be predicted with certainty, management does not consider APUC’s exposure to such litigation to be material to these financial statements, with the exception of those matters described below. Accruals for any contingencies related to these items are recorded in the financial statements at the time it is concluded that its occurrence is probable and the related liability is estimable.

i)
On October 21, 2011 the Québec Court of Appeal ordered a subsidiary of APUC to pay approximately $5,400 (including interest) to the government of Québec relating to water lease payments that the APUC subsidiary has been paying to the St. Lawrence Seaway Management Corporation (“Seaway Management”) under its water lease with Seaway Management in prior years.

The water lease with Seaway Management contains an indemnification clause which management believes mitigates this claim and management intends to vigorously defend its position. As a result, the probability of loss, if any, and its quantification cannot be estimated at this time but could range from $nil to $6,200. In 2012, the Company paid an amount of $1,884 to the government of Québec in relation to the early years covered by the claim in order to mitigate the impact of accruing interests on any amount ultimately determined to be payable or recoverable.

ii)
The normal ongoing operations and historic activities of the Company are subject to various federal, state and local environmental laws and regulations and are regulated by agencies such as the United States Environmental Protection Agency, the New Hampshire Department of Environmental Services and the Massachusetts Department of Environmental Protection.

Like most other industrial companies, the gas and electric distribution utilities generate some hazardous waste. Under federal and state laws, potential liability for historic contamination of property may be imposed on responsible parties jointly and severally, without fault, even if the activities were lawful when they occurred. In the case of regulated utilities these costs are often allowed in rate case proceedings to be recovered from rate payers over a specified period.
Prior to their acquisition by Liberty Utilities, EnergyNorth Gas, Granite State Electric and New England Gas Systems were named as potentially responsible parties for remediation of several sites at which hazardous waste is alleged to have been disposed as a result of historic operations of Manufactured Gas Plants (“MGP”) and related facilities. The Company is currently investigating and remediating, as necessary, those MGP and related sites in accordance with plans submitted to the agency with authority for each of the respective sites. The Company believes that obligations imposed on it because of those sites will not have a material impact on its results of operations or financial position.
The Company estimates the remaining undiscounted, unescalated cost of these MGP-related environmental cleanup activities will be $76,385 which at discount rates ranging from 1.4% to 3.15% represents the recorded accrual of $73,054 at March 31, 2014 (December 31, 2013 - $69,555).
By rate orders, the Regulator provided for the recovery of actual expenditures for site investigation and remediation over a period of 7 years and accordingly, at March 31, 2014 the Company has reflected a regulatory asset of $87,601 (December 31, 2013 - $80,438) for the MGP and related sites (note 5).

ALGONQUIN POWER & UTILITIES CORP.
Notes to the Unaudited Interim Consolidated Financial Statements
Three months ended March 31, 2014 and 2013
(in thousands of Canadian dollars except as noted and amounts per share)

18.	Commitments and contingencies (continued)

(b)	Commitments (continued)
As a result of the dam safety legislation passed in Quebec (Bill C93), APUC has completed technical assessments on its hydroelectric facility dams owned or leased within the Province of Quebec. The assessments have identified a number of remedial measures required to meet the new safety standards. APUC currently estimates further capital expenditures of approximately $15,100 over a period of five years related to compliance with the legislation.
APUC has outstanding purchase commitments for power purchases, gas delivery, service and supply, service agreements, capital project commitments and operating leases. Detailed below are estimates of future commitments under these arrangements:

	Year 1	Year 2	Year 3	Year 4	Year 5	Thereafter	Total
Purchased power	$76,701	$34,102	$—	$—	$—	$—	$110,803
Gas delivery, service and supply agreements	57,055	36,920	19,533	12,909	12,623	14,988	154,028
Service agreements	23,959	26,910	29,591	30,076	28,350	493,793	632,679
Capital projects	27,886	—	—	—	—	—	27,886
Operating leases	5,703	4,880	4,137	3,946	3,351	88,055	110,072
Total	$191,304	$102,812	$53,261	$46,931	$44,324	$596,836	$1,035,468

19.	Non-cash operating items
The changes in non-cash operating items from discontinued operations is comprised of the following:

	Three months ended March 31,
	2014	2013
Accounts receivable	$(537)	$(673)
Prepaid expenses	(85)	(196)
Accrued liabilities	429	(85)
	$(193)	$(954)
The changes in non-cash operating items is comprised of the following:

	Three months ended March 31,
	2014	2013
Accounts receivable	$(44,449)	$(35,243)
Related party balances	—	13
Natural gas inventory	19,170	9,577
Supplies and consumable inventory	(775)	(1,100)
Income tax receivable	(11)	(12)
Prepaid expenses	(70)	(3,114)
Accounts payable	(320)	(6,065)
Accrued liabilities	(10,312)	(18,065)
Current income tax liability	1,107	(91)
Net regulatory assets and liabilities	(22,543)	3,105
	$(58,203)	$(50,995)

ALGONQUIN POWER & UTILITIES CORP.
Notes to the Unaudited Interim Consolidated Financial Statements
Three months ended March 31, 2014 and 2013
(in thousands of Canadian dollars except as noted and amounts per share)

20.	Financial instruments

(a)	Fair value of financial instruments

March 31, 2014
	Carrying amount	Fair Value	Level 1	Level 2	Level 3
Notes receivable	$21,992	$25,184	$—	$—	$25,184
Derivative financial instruments:
Energy contracts designated as a cashflow hedge	20,585	20,585	—	—	20,585
Energy contracts not designated as a cashflow hedge	1,805	1,805	—	—	1,805
Commodity contracts for regulated operations	604	604	—	604	—
Total derivative financial instruments	22,994	22,994	—	604	22,390
Total financial assets	$44,986	$48,178	$—	$604	$47,574
Long-term liabilities	$1,409,356	$1,457,698	$356,531	$1,101,167	$—
Derivative financial instruments:
Energy contracts designated as a cashflow hedge	9,525	9,525	—	—	9,525
Cross-currency swaps designated as a foreign exchange hedge	17,686	17,686	—	17,686	—
Interest rate swaps not designated as a hedge	2,790	2,790	—	2,790	—
Commodity contracts for regulated operations	74	74	—	74	—
Total derivative financial instruments	30,075	30,075	—	20,550	9,525
Total financial liabilities	$1,439,431	$1,487,773	$356,531	$1,121,717	$9,525

ALGONQUIN POWER & UTILITIES CORP.
Notes to the Unaudited Interim Consolidated Financial Statements
Three months ended March 31, 2014 and 2013
(in thousands of Canadian dollars except as noted and amounts per share)

20.	Financial instruments

(a)Fair value of financial instruments

December 31, 2013
	Carrying amount	Fair Value	Level 1	Level 2	Level 3
Notes receivable	$22,678	$26,321	$—	$—	$26,321
Derivative financial instruments:
Energy contracts designated as a cashflow hedge	31,971	31,971	—	—	31,971
Energy contracts not designated as a cashflow hedge	3,737	3,737			3,737
Cross-currency swap designated as a foreign exchange hedge	109	109	—	109	—
Commodity contracts for regulatory operations	482	482	—	482	—
Total derivative financial instruments	36,299	36,299	—	591	35,708
Total financial assets	$58,977	$62,620	$—	$591	$62,029
Long-term liabilities	$1,255,588	$1,261,340	$296,986	$964,354	$—
Derivative financial instruments:
Energy contracts designated as a cashflow hedge	4,781	4,781	—	—	4,781
Cross-currency swap designated as a foreign exchange hedge	7,947	7,947	—	7,947	—
Interest rate swaps not designated as a hedge	3,180	3,180	—	3,180	—
Commodity contracts for regulated operations	313	313	—	313	—
Total derivative financial instruments	16,221	16,221	—	11,440	4,781
Total financial liabilities	$1,271,809	$1,277,561	$296,986	$975,794	$4,781

ALGONQUIN POWER & UTILITIES CORP.
Notes to the Unaudited Interim Consolidated Financial Statements
Three months ended March 31, 2014 and 2013
(in thousands of Canadian dollars except as noted and amounts per share)

20.	Financial instruments (continued)

(a)	Fair value of financial instruments (continued)
The Company has determined that the carrying value of its short-term financial assets and liabilities approximates fair value (a level 2 measurement) at March 31, 2014 and December 31, 2013 due to the short-term maturity of these instruments.
Notes receivable fair values have been determined using a discounted cash flow method, using estimated current market rates for similar instruments adjusted for estimated credit risk as determined by management.
APUC has long-term liabilities at fixed interest rates and variable rates. The estimated fair value is calculated using current interest rates.
The Company’s Level 2 fair value derivative instruments primarily consist of swaps, options, and forward physical deals where market data for pricing inputs are observable. Level 2 pricing inputs are obtained from various market indices and utilize discounting based on quoted interest rate curves which are observable in the marketplace.
The Red Lily conversion option is measured at fair value on a recurring basis using unobservable inputs (Level 3). The fair value is based on an income approach using an option pricing model that includes various inputs such as energy yield function from wind, estimated cash flows and a discount rate of 8.5%. The Company used a discount rate believed to be most relevant given the business strategy. There was no change in fair value of $nil during the three months ended March 31, 2014 or 2013.
The Company’s Level 3 fair value derivative instruments consist of energy contracts for energy sales. The significant unobservable inputs used in the fair value measurement of energy contracts are the internally developed forward market prices ranging from USD $16.48 to $174.24 as of March 31, 2014.  The processes and methods of measurement are developed using the market knowledge of the trading operations within the Company and are derived from observable energy curves adjusted to reflect the illiquid market of the hedges and, in some cases, the variability in deliverable energy.  Significant increases (decreases) in any of these inputs in isolation would result in a significantly lower (higher) fair value measurement. The change in the fair value of the energy contracts are detailed in notes 20(b)(ii) and 20(b)(iv).
Fair value estimates are made at a specific point in time, using available information about the financial instrument. These estimates are subjective in nature and often cannot be determined with precision.
The Company’s accounting policy is to recognize transfers between levels of the fair value hierarchy on the date of the event or change in circumstances that caused the transfer. There was no transfer into or out of level 1, level 2 or level 3 during the three months ended March 31, 2014 or 2013.

(b)	Derivative instruments
Derivative instruments are recognized on the balance sheet as either assets or liabilities and measured at fair value each reporting period.
Commodity derivatives – regulated accounting
The Company uses derivative financial instruments to reduce the cash flow variability associated with the purchase price for a portion of future natural gas purchases associated with its regulated gas service territories. The Company’s strategy is to minimize fluctuations in gas sales prices to regulated customers. The accounting for these derivative instruments is subject to current guidance for rate-regulated enterprises. Therefore, the fair value of these derivatives is recorded as current or long-term assets and liabilities, with offsetting positions recorded as regulatory assets and regulatory liabilities in the accompanying balance sheets. Gains or losses on the settlement of these contracts are included in the calculation of deferred gas costs (note 5).

ALGONQUIN POWER & UTILITIES CORP.
Notes to the Unaudited Interim Consolidated Financial Statements
Three months ended March 31, 2014 and 2013
(in thousands of Canadian dollars except as noted and amounts per share)

20.	Financial instruments (continued)

(b)	Derivative instruments (continued)

(i)	Commodity derivatives – regulated accounting (continued)

The following are commodity volumes, in dekatherms (“dths”) associated with the above derivative contracts:

2014
Financial contracts: Gas swaps	1,422,004
Gas options	1,358,504
2,780,508

(ii)     Cash flow hedges
APCo reduces the price risk on the expected future sale of power generation at Sandy Ridge, Senate and Minonk Wind Facilities and at one of its hydro facilities no longer subject to a power purchase agreement by entering into the following long-term energy derivative contracts.

Notional quantity (MW-hrs)	Expiry	Receive average prices (per MW-hr)		Pay floating price (per MW-hr)
Energy delivered less existing swap	December 2014	U.S. $	32.64	PJM Western HUB
Energy delivered less existing swap	December 2014	U.S. $	25.64	NI HUB
Energy delivered less existing swap	December 2014	U.S. $	27.39	ERCORT North HUB
138,060	December 2016		$67.46	AESO
992,046	December 2022	U.S. $	42.81	PJM Western HUB
4,248,940	December 2022	U.S. $	30.25	NI HUB
4,552,263	December 2027	U.S. $	36.46	ERCORT North HUB
As at March 31, 2014, an amount receivable under the derivatives for Sandy Ridge, Senate and Minonk Wind Facilities of $6,499 (December 31, 2013 - $7,344) was held as collateral by the counterparty.

ALGONQUIN POWER & UTILITIES CORP.
Notes to the Unaudited Interim Consolidated Financial Statements
Three months ended March 31, 2014 and 2013
(in thousands of Canadian dollars except as noted and amounts per share)

20.	Financial instruments (continued)

(b)	Derivative instruments (continued)

(ii)	Cash flow hedges (continued)
The following table summarizes changes in other comprehensive income attributable to derivative financial instruments designated as a hedge:

	Three months ended March 31,
	2014	2013
Effective portion of cash flow hedge, gain	$(11,916)	$2,498
Gain (loss) realized on cash flow hedge	(8)	(7)
	$(11,924)	$2,491
Less non-controlling interest	5,982	(1,290)
Change in fair value of cash flow hedge in other comprehensive income attributable to shareholders of Algonquin Power & Utilities Corp.	$(5,942)	$1,201
The Company expects $2,128 of unrealized gains currently in accumulated other comprehensive loss to be reclassified into net earnings within the next twelve months, as the underlying hedged transactions settle.
The ineffective portion of derivative financial instruments designated as a hedge is recorded as part of loss/(gain) on derivative financial instruments on the consolidated statement of operations (note 20(b)(iv)).

(iii)	Foreign exchange hedge of net investment in foreign operation
The Company periodically uses a combination of foreign exchange forward contracts and spot purchases to manage its foreign exchange exposure on cash flows generated from the U.S. operations. APUC only enters into foreign exchange forward contracts with major Canadian financial institutions having a credit rating of A or better, thus reducing credit risk on these forward contracts.
Concurrent with its $150,000 and $200,000 debentures offering in December 2012 and January 2014, respectively, APCo entered into cross currency swaps, coterminous with the debentures, to effectively convert the Canadian dollar denominated offering into U.S. dollars. APCo designated the entire notional amount of the cross currency fixed for fixed interest rate swaps and related short-term USD payables created by the monthly accruals of the swap settlement as a hedge of the foreign currency exposure of its net investment in APCo’s U.S. operations. The gain or loss related to the fair value changes of the swaps and the related foreign currency gains and losses on the USD accruals that are designated as, and are effective as, a hedge of the net investment in a foreign operation are reported in the same manner as the translation adjustment (in other comprehensive income) related to the net investment. A foreign currency loss of $9,970 (2013 - $1,010) was recorded in other comprehensive income in 2014.

(iv)	Other derivatives
APCo provides energy requirements to various customers under contracts at fixed rates. While the production from the Tinker Assets are expected to provide a portion of the energy required to service these customers, APUC anticipates having to purchase a portion of its energy requirements at the ISO NE spot rates to supplement self-generated energy.
This risk is mitigated though the use of short-term financial forward energy purchase contracts which are classified as derivative instruments. The electricity derivative contracts are net settled fixed-for-floating swaps whereby APUC pays a fixed price and receives the floating or indexed price on a notional quantity of energy over the remainder of the contract term at an average rate, as per the following table. These contracts are not accounted for as hedges and changes in fair value are recorded in earnings as they occur.

Notional quantity (MW-hrs)	Expiry	Receive average prices (per MW-hr)	Net Asset
42,838	March 2015	U.S. $46.75	1,587

ALGONQUIN POWER & UTILITIES CORP.
Notes to the Unaudited Interim Consolidated Financial Statements
Three months ended March 31, 2014 and 2013
(in thousands of Canadian dollars except as noted and amounts per share)

20.	Financial instruments (continued)

(b)	Derivative instruments (continued)

(iv)	Other derivatives (continued)
For derivatives that are not designated as cash flow hedges, and for the ineffective portion of gains and losses on derivatives that are accounted as hedges the changes in the fair value are immediately recognized in earnings.
The effects on the statement of operations of derivative financial instruments not designated as hedges consist of the following:

	Three months ended March 31,
	2014	2013
Change in unrealized loss/(gain) on derivative financial instruments:
Interest rate swaps	$(390)	$(284)
Energy derivative contracts	2,160	(665)
Total change in unrealized loss/(gain) on derivative financial instruments	$1,770	$(949)
Realized loss/(gain) on derivative financial instruments:
Interest rate swaps	490	486
Energy derivative contracts	(3,966)	(738)
Total realized loss on derivative financial instruments	$(3,476)	$(252)
Gain on derivative financial instruments accounted for as hedges	$(1,706)	$(1,201)
Ineffective portion of derivatives financial instruments accounted for as hedges	$1,343	(185)
Gain on derivative financial instruments	$(363)	$(1,386)

(c)	Risk management
Foreign currency risk
The Company is exposed to currency fluctuations from its U.S. based operations. APUC manages this risk primarily through the use of natural hedges by using U.S. long-term debt to finance its U.S. operations.
APCo designates the amounts drawn on its bank credit facility denominated in U.S. dollars as a hedge of the foreign currency exposure of its net investment in APCo’s U.S. operations. The foreign currency transaction gain or loss on the outstanding U.S. dollar denominated balance of APCo’s facility that is designated a hedge of the net investment in its foreign operations is reported in the same manner as a translation adjustment (in other comprehensive income) related to the net investment, to the extent it is effective as a hedge. A foreign currency loss of $1,128 was recorded in other comprehensive income during the three months ended March 31, 2014 (2013 -$310).
Interest rate risk
The Company is exposed to interest rate fluctuations related to certain of its floating rate debt obligations, including certain project specific debt and its revolving credit facility, its interest rate swaps as well as interest earned on its cash on hand. The Company does not currently hedge that risk.
APCo is party to an interest rate swap whereby, the Company pays a fixed interest rate of 4.47% on a notional amount of $62,169 and receives floating interest at 90 day CDOR, up to the expiry of the swap in September 2015. At March 31, 2014, the estimated fair value of the interest rate swap was a liability of $2,790 (December 31, 2013 – liability of $3,180). This interest rate swap is not being accounted for as a hedge and consequently, changes in fair value are recorded in earnings as they occur.

21.	Comparative figures
Certain of the comparative figures have been reclassified to conform to the financial statement presentation adopted in the current year.